                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT


(Mark One)


(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 1996.
                                ------------------
                                  OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from            to          .
                                    -----------   ----------


                        Commission File Number  1-5492-1
                                                --------
      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Nashua Corporation Employees' Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Nashua Corporation
                44 Franklin Street
                Nashua, New Hampshire 03060

NASHUA CORPORATION
------------------

EMPLOYEES' SAVINGS PLAN
-----------------------

FINANCIAL STATEMENTS
--------------------

DECEMBER 31, 1996 AND 1995
--------------------------

                               NASHUA CORPORATION
                               ------------------

                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------




                                                                          PAGES
Financial Statements:

     Report of Independent Accountants                                       1

     Statement of Net Assets Available for Plan Benefits
         (with Fund Information) as of December 31, 1996 and 1995          2-3

     Statement of Changes in Net Assets Available for
         Plan Benefits (with Fund Information)
         for the Year Ended December 31, 1996 and 1995                     4-5

     Notes to Financial Statements                                        6-10

Supplementary Information:  *

* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        [Price Waterhouse LLP letterhead]




                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



June 18, 1997

To the Participants and Administrator
of the Nashua Corporation Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1996


                                           Guaranteed      Nashua
                                           Investment      Common                                                  Equity-
                                            Contract        Stock       Puritan    Magellan                        Income
                                              Fund          Fund         Fund        Fund          Contrafund       Fund
                                              ----          ----         ----        ----          ----------       ----
Assets:
   Guaranteed Investment Contracts,
     at Contract Value                   $ 7,431,799   $        --   $        --   $        --   $        --   $        --
   Investments at Fair Value:
     Nashua Common Stock Fund                     --     3,209,482            --            --            --            --
     Mutual Funds                                 --            --     6,446,023    14,352,562     2,454,966     4,099,339
     Collective Investment Fund           11,053,607            --            --            --            --            --
   Cash                                      280,271            --            --            --            --            --
   Employee Contributions Receivable          11,979           732         4,885        12,509         2,931         4,160
   Employer Contributions Receivable           3,325         2,344         1,528         3,879           971         1,182
   Participant Loans Receivable, at
     Fair Value                                  --            --            --            --            --            --
                                         -----------   -----------   -----------   -----------   -----------   -----------
Net Assets Available for Plan Benefits   $18,780,981   $ 3,212,558   $ 6,452,436   $14,368,950   $ 2,458,868   $ 4,104,681
                                         ===========   ===========   ===========   ===========   ===========   ===========



                                                                                                     Inter-
                                                Growth          Asset                    Pacific     mediate
                                                Company        Manager      Europe        Basin       Bond
                                                 Fund           Fund         Fund          Fund       Fund
                                                 ----           ----         ----          ----       ----
Assets:
   Guaranteed Investment Contracts,
     at Contract Value                        $       --     $     --     $       --     $     --     $    --
   Investments at Fair Value:
     Nashua Common Stock Fund                         --           --             --           --          --
     Mutual Funds                              5,684,716      638,618      1,073,248      563,625      87,430
     Collective Investment Fund                       --           --             --           --          --
   Cash                                               --           --             --           --          --
   Employee Contributions Receivable               5,350          665          1,239          920         294
   Employer Contributions Receivable               1,574          226            486          367          66
   Participant Loans Receivable, at
     Fair Value                                       --           --             --           --          --
                                              ----------     --------     ----------     --------     -------
Net Assets Available for Plan Benefits        $5,691,640     $639,509     $1,074,973     $564,912     $87,790
                                              ==========     ========     ==========     ========     =======


                                                 Small       Gov't       U.S.
                                                  Cap        Money      Equity
                                                 Stock       Market      Index        Loan
                                                 Fund         Fund       Fund         Fund        Total
                                                 ----         ----       ----         ----        -----
Assets:
   Guaranteed Investment Contracts,
     at Contract Value                        $      --   $      --   $      --   $        --   $ 7,431,799
   Investments at Fair Value:
     Nashua Common Stock Fund                        --          --          --            --     3,209,482
     Mutual Funds                               738,495     865,236     739,543            --    37,743,801
     Collective Investment Fund                      --          --          --            --    11,053,607
   Cash                                              --          --          --            --       280,271
   Employee Contributions Receivable                928       1,086       1,219            --        48,897
   Employer Contributions Receivable                409         285         505            --        17,147
   Participant Loans Receivable, at
   Fair Value                                        --          --          --     2,685,736     2,685,736
                                              ---------   ---------   ---------   -----------   -----------
Net Assets Available for Plan Benefits        $ 739,832   $ 866,607   $ 741,267   $ 2,685,736   $62,470,740
                                              =========   =========   =========   ===========   ===========

                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1995

                                      Guaranteed           Nashua
                                      Investment           Common
                                       Contract             Stock      Puritan     Magellan                       Income
                                         Fund               Fund        Fund         Fund          Contrafund      Fund
                                         ----               ----        ----         ----          ----------      ----
Assets:
   Guaranteed Investment Contracts,
     at Contract Value                  $ 9,334,864   $        --   $        --   $        --   $        --   $        --
   Investments at Fair Value:
     Nashua Common Stock Fund                    --     3,985,978            --            --            --            --
     Mutual Funds                                --            --     5,975,783    14,947,653       631,425     3,426,955
     Collective Investment Fund          10,188,714            --            --            --            --            --
   Cash                                     529,770            --            --            --            --            --
   Employee Contributions Receivable        100,680         4,349        32,877        89,745         5,639        19,495
   Employer Contributions Receivable          9,634        52,822         6,709        19,301         1,661         3,915
   Participant Loans Receivable, at
     Fair Value                                  --            --            --            --            --            --
                                        -----------   -----------   -----------   -----------   -----------   -----------
Net Assets Available for Plan Benefits  $20,163,662   $ 4,043,149   $ 6,015,369   $15,056,699   $   638,725   $ 3,450,365
                                        ===========   ===========   ===========   ===========   ===========   ===========



                                                                                                           Inter-
                                             Growth             Asset                       Pacific        mediate
                                             Company           Manager        Europe         Basin          Bond
                                              Fund              Fund           Fund          Fund           Fund
                                              ----              ----           ----          ----           ----
Assets:
   Guaranteed Investment Contracts,
     at Contract Value                     $        --      $      --      $      --      $      --      $      --
   Investments at Fair Value:
     Nashua Common Stock Fund                       --             --             --             --             --
     Mutual Funds                            4,263,377        856,355        763,616        847,247        111,809
     Collective Investment Fund                     --             --             --             --             --
   Cash                                             --             --             --             --             --
   Employee Contributions Receivable            26,827          6,018          5,179          7,257          2,113
   Employer Contributions Receivable             6,840          1,521          1,737          1,881            740
   Participant Loans Receivable, at
     Fair Value                                     --             --             --             --             --
                                           -----------      ---------      ---------      ---------      ---------
Net Assets Available for Plan Benefits     $ 4,297,044      $ 863,894      $ 770,532      $ 856,385      $ 114,662
                                           ===========      =========      =========      =========      =========


                                                 Small         Gov't         U.S.
                                                  Cap          Money        Equity
                                                 Stock         Market        Index          Loan
                                                 Fund           Fund         Fund           Fund          Total
                                                 ----           ----         ----           ----          -----
Assets:
   Guaranteed Investment Contracts,
     at Contract Value                       $      --     $      --     $      --     $        --     $ 9,334,864
   Investments at Fair Value:
     Nashua Common Stock Fund                       --            --            --              --       3,985,978
     Mutual Funds                              375,688       913,529       273,290              --      33,386,727
     Collective Investment Fund                     --            --            --              --      10,188,714
   Cash                                             --            --            --              --         529,770
   Employee Contributions Receivable             3,567         6,305         1,548              --         311,599
   Employer Contributions Receivable             1,131         1,685           515              --         110,092
   Participant Loans Receivable, at
     Fair Value                                     --            --            --       2,605,851       2,605,851
                                             ---------     ---------     ---------     -----------     -----------
Net Assets Available for Plan Benefits       $ 380,386     $ 921,519     $ 275,353     $ 2,605,851     $60,453,595
                                             =========     =========     =========     ===========     ===========


                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                             EMPLOYEE'S SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             (WITH FUND INFORMATION)
                          YEAR ENDED DECEMBER 31, 1996

                                        Guaranteed         Nashua
                                        Investment         Common                                                   Equity-
                                         Contract           Stock      Puritan        Magellan                      Income
                                           Fund             Fund         Fund           Fund        Contrafund       Fund
                                           ----             ----         ----           ----        ----------       ----
Sources of Net Assets:
  Employee Contributions             $    996,492    $    47,511    $   379,042    $    978,460    $   162,484   $   269,177
  Employer Contributions                  111,798        482,454         87,663         235,898         42,144        58,257
  Investment Income                       941,999             --        737,896       2,378,769        140,535       262,451
  Net Appreciation of Investments              --        107,024        129,481              --        162,334       443,217
  Transfers in - Specified Hourly
    Empl. Plan                             12,986             --          1,013          11,681             --           533
  Rollovers                                    --             --             --              --             --            --
  Loan Repayments                         240,747          4,076         83,944         273,052         21,397        64,369
  Loan Interest                            64,636          1,539         22,129          70,317          3,359        13,657
                                     ------------    -----------    -----------    ------------    -----------   -----------
                                        2,368,658        642,604      1,441,168       3,948,177        532,253     1,111,661
                                     ------------    -----------    -----------    ------------    -----------   -----------

Applications of Net Assets:

  Plan Withdrawals                      2,045,275        414,979        747,705       1,315,934        140,962       680,800
  Net Depreciation of Investments              --        399,040             --         808,139             --            --
  Loan Withdrawals                        344,747         19,268         85,843         295,691         29,151        92,947
  Rollovers (see Note 6)                  390,694        123,590         93,765         325,844         58,514       121,171
  Administrative Expenses                  26,831            165          5,554           3,081            254         1,952
                                     ------------    -----------    -----------    ------------    -----------   -----------
                                        2,807,547        957,042        932,867       2,748,689        228,881       896,870
                                     ------------    -----------    -----------    ------------    -----------   -----------

Increase (Decrease) in Net Assets
  During the Year                        (438,889)      (314,438)       508,301       1,199,488        303,372       214,791

Net Transfers Between Funds              (943,792)      (516,153)       (71,234)     (1,887,237)     1,516,771       439,525

Net Assets Available for Plan Benefits:

  Beginning of Year                    20,163,662      4,043,149      6,015,369      15,056,699        638,725     3,450,365
                                     ------------    -----------    -----------    ------------    -----------   -----------
                                     ------------    -----------    -----------    ------------    -----------   -----------
  End of Year                        $ 18,780,981    $ 3,212,558    $ 6,452,436    $ 14,368,950    $ 2,458,868   $ 4,104,681
                                     ============    ===========    ===========    ============    ===========   ===========

                                                                                                    Inter-
                                        Growth        Asset                        Pacific          mediate
                                        Company      Manager         Europe         Basin            Bond
                                         Fund         Fund            Fund          Fund             Fund
                                         ----         ----            ----          ----             ----
Sources of Net Assets:
  Employee Contributions             $   370,746   $  66,743     $    66,976      $  71,548       $  38,600
  Employer Contributions                  94,780      15,984          28,612         22,353           6,677
  Investment Income                      249,935      52,535          73,389          3,034           8,691
  Net Appreciation of Investments        475,902      20,173         133,910          1,612              --
  Transfers in - Specified Hourly
    Empl. Plan                                --          --              --             --              --
  Rollovers                                   --          --              --             --              --
  Loan Repayments                        102,031       5,782          11,289          8,536           2,548
  Loan Interest                           20,732       1,359           4,114          3,163             327
                                     -----------   ---------     -----------      ---------       ---------
                                       1,314,126     162,576         318,290        110,246          56,843
                                     -----------   ---------     -----------      ---------       ---------
Applications of Net Assets:

  Plan Withdrawals                       502,564     274,305          90,218        205,715          40,059
  Net Depreciation of Investments             --          --              --         24,089           4,073
  Loan Withdrawals                       120,374      22,429          29,489         17,635          11,894
  Rollovers (see Note 6)                 195,639      27,462          10,130          4,901           6,309
  Administrative Expenses                  2,431         533           1,531            872             340
                                     -----------   ---------     -----------      ---------       ---------
                                         821,008     324,729         131,368        253,212          62,675
                                     -----------   ---------     -----------      ---------       ---------
Increase (Decrease) in Net Assets
  During the Year                        493,118    (162,153)        186,922       (142,966)         (5,832)

Net Transfers Between Funds              901,478     (62,232)        117,519       (148,507)        (21,040)

Net Assets Available for Plan Benefits:

  Beginning of Year                    4,297,044     863,894         770,532        856,385         114,662
                                     -----------   ---------     -----------      ---------       ---------
                                     -----------   ---------     -----------      ---------       ---------
  End of Year                        $ 5,691,640   $ 639,509     $ 1,074,973      $ 564,912       $  87,790
                                     ===========   =========     ===========      =========       =========


                                       Small           Gov't           U.S.
                                        Cap            Money          Equity
                                       Stock           Market         Index            Loan
                                       Fund             Fund          Fund             Fund              Total
                                       ----             ----          ----             ----              -----
Sources of Net Assets:
  Employee Contributions             $  57,300      $  63,253       $  46,932     $        --       $  3,615,264
  Employer Contributions                23,397         18,655          21,090              --          1,249,762
  Investment Income                     29,877         48,599          14,214              --          4,941,924
  Net Appreciation of Investments       33,818             --          81,864              --          1,589,335
  Transfers in -
  Specified Hourly Empl. Plan               --             --              --              --             26,213
  Rollovers                                 --         32,952              --              --             32,952
  Loan Repayments                        2,950          9,079           1,378        (831,178)                --
  Loan Interest                          1,089          1,347             556              --            208,324
                                     ---------      ---------       ---------     -----------       ------------
                                       148,431        173,885         166,034        (831,178)        11,663,774
                                     ---------      ---------       ---------     -----------       ------------
Applications of Net Assets:

  Plan Withdrawals                      34,493        227,598          86,768         190,257          6,997,632
  Net Depreciation of Investments           --             --              --              --          1,235,341
  Loan Withdrawals                       9,954         13,243           8,655      (1,101,320)                --
  Rollovers (see Note 6)                 2,618             --           3,443              --          1,364,080
  Administrative Expenses                3,044          2,790             198              --             49,576
                                     ---------      ---------       ---------     -----------       ------------
                                        50,109        243,631          99,064        (911,063)         9,646,629
                                     ---------      ---------       ---------     -----------       ------------
Increase (Decrease) in Net Assets
  During the Year                       98,322        (69,746)         66,970          79,885          2,017,145

Net Transfers Between Funds            261,124         14,834         398,944              --                 --

Net Assets Available for Plan Benefits:

  Beginning of Year                    380,386        921,519         275,353       2,605,851         60,453,595
                                     ---------      ---------       ---------     -----------       ------------
                                     ---------      ---------       ---------     -----------       ------------
  End of Year                        $ 739,832      $ 866,607       $ 741,267     $ 2,685,736       $ 62,470,740
                                     =========      =========       =========     ===========       ============


                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                             EMPLOYEES' SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            (WITH FUND INFORMATION)
                          YEAR ENDED DECEMBER 31, 1995


                                           Guaranteed         Nashua
                                           Investment          Common                                                      Equity-
                                            Contract           Stock            Puritan     Magellan                       Income
                                              Fund              Fund             Fund         Fund         Contrafund       Fund
                                              ----              ----             ----         ----         ----------       ----
Sources of Net Assets:

  Employee Contributions                 $  1,492,410     $     57,188     $   472,545    $  1,171,421     $  51,839     $   261,841
  Employer Contributions                      126,481          798,190          98,862         214,818        10,119          49,592
  Investment Income                         1,016,170               --         303,800         864,095        48,284         188,657
  Net Appreciation of Investments                  --               --         696,417       2,913,261        18,542         555,040
  Loan Repayments                             260,658            2,949          61,644         218,688         6,334          38,866
  Loan Interest                                64,524            1,676          19,002          55,958           480           9,884
                                         ------------     ------------     -----------    ------------     ---------     -----------
                                            2,960,243          860,003       1,652,270       5,438,241       135,598       1,103,880
                                         ------------     ------------     -----------    ------------     ---------     -----------
Applications of Net Assets:

  Plan Withdrawals                          2,180,283          296,123         299,922         665,065         3,290         126,491
  Net Depreciation of Investments              53,459        1,699,096              --              --            --              --
  Loan Withdrawals                            513,010           23,915         123,744         412,954        12,796          67,453
  Administrative Expenses                      19,786              684           2,150           2,498             8             869
                                         ------------     ------------     -----------    ------------     ---------     -----------
                                            2,766,538        2,019,818         425,816       1,080,517        16,094         194,813
                                         ------------     ------------     -----------    ------------     ---------     -----------
Increase (Decrease) in Net Assets
  During the Year                             193,705       (1,159,815)      1,226,454       4,357,724       119,504         909,067

Net Transfers Between Funds                (1,654,384)        (368,046)        364,891         622,806       519,221         319,119

Net Assets Available for Plan Benefits:

  Beginning of Year                        21,624,341        5,571,010       4,424,024      10,076,169            --       2,222,179
                                         ------------     ------------     -----------    ------------     ---------     -----------

  End of Year                            $ 20,163,662     $  4,043,149     $ 6,015,369    $ 15,056,699     $ 638,725     $ 3,450,365
                                         ============     ============     ===========    ============     =========     ===========

                                                                                                           Inter-
                                             Growth          Asset                         Pacific         mediate
                                             Company        Manager       Europe            Basin          Bond
                                              Fund           Fund          Fund             Fund           Fund
                                              ----           ----          ----             ----           ----
Sources of Net Assets:

  Employee Contributions                   $   395,285     $  98,690      $  69,764     $   141,834      $  29,461
  Employer Contributions                        84,834        22,706         26,594          32,046          6,982
  Investment Income                            195,160        24,551         29,552              --          4,351
  Net Appreciation of Investments              896,167       111,946         89,597              --          3,826
  Loan Repayments                               60,100         6,880          9,923           8,505            396
  Loan Interest                                 15,287         1,554          2,896           2,298             74
                                           -----------     ---------      ---------     -----------      ---------
                                             1,646,833       266,327        228,326         184,683         45,090
                                           -----------     ---------      ---------     -----------      ---------
Applications of Net Assets:

  Plan Withdrawals                             164,238        12,758         49,522          42,191         38,446
  Net Depreciation of Investments                   --            --             --          70,150             --
  Loan Withdrawals                             120,794         5,336         18,158          18,359          3,730
  Administrative Expenses                          973           396            106             176             75
                                           -----------     ---------      ---------     -----------      ---------
                                               286,005        18,490         67,786         130,876         42,251
                                           -----------     ---------      ---------     -----------      ---------
Increase (Decrease) in Net Assets
  During the Year                            1,360,828       247,837        160,540          53,807          2,839

Net Transfers Between Funds                    401,157       (62,461)         2,869        (287,631)        50,796

Net Assets Available for Plan Benefits:

  Beginning of Year                          2,535,059       678,518        607,123       1,090,209         61,027
                                           -----------     ---------      ---------     -----------      ---------

  End of Year                              $ 4,297,044     $ 863,894      $ 770,532     $   856,385      $ 114,662
                                           ===========     =========      =========     ===========      =========


                                               Small           Gov't           U.S.
                                                Cap            Money         Equity
                                               Stock           Market         Index            Loan
                                               Fund             Fund          Fund             Fund              Total
                                               ----             ----          ----             ----              -----
Sources of Net Assets:

  Employee Contributions                     $  33,140     $    92,253      $  18,105      $         --      $  4,385,776
  Employer Contributions                         7,858          27,586          6,074                --         1,512,742
  Investment Income                             22,150          53,897          4,671                --         2,755,338
  Net Appreciation of Investments                   --              --         31,675                --         5,316,471
  Loan Repayments                                1,712          11,881            353          (688,889)               --
  Loan Interest                                    371           2,752             49                --           176,805
                                             ---------     -----------      ---------      ------------      ------------
                                                65,231         188,369         60,927          (688,889)       14,147,132
                                             ---------     -----------      ---------      ------------      ------------
Applications of Net Assets:

  Plan Withdrawals                                  --         248,296            269           209,936         4,336,830
  Net Depreciation of Investments               18,038              --             --                --         1,840,743
  Loan Withdrawals                               2,144          10,374          1,633        (1,334,400)               --
  Administrative Expenses                           10           1,462             39                --            29,232
                                             ---------     -----------      ---------      ------------      ------------
                                                20,192         260,132          1,941        (1,124,464)        6,206,805
                                             ---------     -----------      ---------      ------------      ------------

Increase (Decrease) in Net Assets
  During the Year                               45,039         (71,763)        58,986           435,575         7,940,327

Net Transfers Between Funds                    335,347        (460,051)       216,367                --                --

Net Assets Available for Plan Benefits:

  Beginning of Year                                 --       1,453,333             --         2,170,276        52,513,268
                                             ---------     -----------      ---------      ------------      ------------

  End of Year                                $ 380,386     $   921,519      $ 275,353      $  2,605,851      $ 60,453,595
                                             =========     ===========      =========      ============      ============

                 See accompanying notes to financial statements

                               NASHUA CORPORATION
                               ------------------
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Nashua Corporation Employees' Savings Plan ("the Plan") are presented on the accrual basis of accounting.

Asset Maintenance
-----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager Fund, Fidelity Intermediate Bond Fund, Fidelity Small Cap Stock Fund, Fidelity Contrafund, Fidelity Spartan U.S. Equity Index Fund, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee, or the Nashua Common Stock Fund. The Fidelity Small Cap Stock Fund, Fidelity Contrafund and Fidelity U.S. Equity Index Fund (changed to the Spartan U.S. Equity Index Fund in 1996) were new investment options in 1995.

The Plan's assets are commingled with assets of the Nashua Corporation Savings Plan for Specified Hourly Employees in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual Plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
--------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts are valued at the respective funds' closing net asset values. Investment transactions are recorded on the trade date. Participant loans are valued at cost plus accrued interest which approximates fair value. Cost is determined on an average cost basis.

Contributions
-------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested.

401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Employees can direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employees' contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Voluntary Plan contributions - Employees may elect to contribute from 1% to 10% of their annual earnings to the Plan on an after-tax basis.

Withdrawals and Loans
---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1996 and 1995, there were 760 and 705 loans outstanding totalling 2,685,736 and $2,605,851 respectively.

Expenses
--------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

Use of Estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimated.

Investment Income
-----------------

Income from investments is recorded as earned on an accrual basis.

Federal Income Tax Status
-------------------------

The Company was advised by the U.S. Treasury Department in October 25, 1994 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is therefore exempt from federal income taxes. The Plan has subsequently been amended. A new determination letter has not yet been requested. Management believes that the Plan, as amended, and its operations, have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. TERMINATION - The Plan is administered by the Nashua Audit/Finance & Investment Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants.

NOTE 3 - INVESTMENTS
--------------------
The Plan's investments, excluding the Guaranteed Investment Contract Fund, are summarized as follows:

                                                                   December 31,
                                                      -------------------------------------
                                                          1996                      1995
                                                      -----------               -----------
Nashua Common Stock Fund                              $ 3,209,482               $ 3,985,978
Fidelity Puritan Fund                                   6,446,023                 5,975,783
Fidelity Magellan Fund                                 14,352,562                14,947,653
Fidelity Contrafund                                     2,454,966                   631,425
Fidelity Equity-Income Fund                             4,099,339                 3,426,955
Fidelity Growth Company Fund                            5,684,716                 4,263,377
Fidelity Asset Manager Fund                               638,618                   856,355
Fidelity Europe Fund                                    1,073,248                   763,616
Fidelity Pacific Basin Fund                               563,625                   847,247
Fidelity Intermediate Bond Fund                            87,430                   111,809
Fidelity Small Cap Stock Fund                             738,495                   375,688
Fidelity Retirement Government
     Money Market Fund                                    865,236                   913,529
Fidelity Spartan U.S. Equity Index Fund                   739,543                   273,290
                                                      -----------               -----------
                                                      $40,953,283               $37,372,705
                                                      ===========               ===========


NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
--------------------------------------------
The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                                  December 31,
                                                      -------------------------------------
                                                          1996                      1995
                                                      -----------               -----------
State Mutual Life Assurance Company
     5.48% Due 1/1/98 - 1/3/99                        $   646,039               $   937,376
Life of Virginia
     8.32% Due 5/31/97                                  1,087,422                 1,002,636
Lincoln National Life Insurance Company
     6.28% Due 12/31/96                                   929,668                 1,457,493
Pacific Mutual Life Insurance Company
     5.30% Due 3/30/99 - 6/30/99                          779,211                   947,515
People's Security Life
     5.52% Due 2/28/00                                    567,309                 1,458,182
People's Security Life
     5.41% Due 2/28/00                                    415,531                   525,739
Confederation Life Insurance Company
     8.77% Due 1/3/95                                   3,006,619                 3,005,923
Fidelity Managed Income Portfolio II                   11,053,607                10,188,714
Cash                                                      280,271                   529,770
                                                      -----------               -----------
                                                      $18,765,677               $20,053,348
                                                      ===========               ===========

The average yields of the Guaranteed Investment Contract Fund for the periods ended December 31, 1996 and 1995 were 4.8% and 4.9%, respectively. Crediting interest rates remained the same, as noted above, for both 1996 and 1995.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

On August 12, 1994, Canadian regulators seized control of Confederation Life Insurance Company. As a result, the value of the Plan's investment in that carrier's contract was frozen until regulators finalized a rehabilitation plan. Interest accrual ceased on August 12, 1994. The trustee, under the Plan of Rehabilitation, has recently completed a series of payments to all plan contract holders. Account balances as of the date of seizure remained intact and a small interest payment (approximately 7%) was credited to participants accounts as well. Payments made subsequent to year end were $2,740,944 on April 25, 1997 and $349,052 on May 24, 1997.

NOTE 5 - SAVINGS PLANS MASTER TRUST
-----------------------------------

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned approximately 99.9% and 99.8% of the Master Trust at December 31, 1996 and 1995, respectively.

                                                                           December 31,
                                                              -------------------------------------
                                                                  1996                      1995
                                                              -----------               -----------
Statement of Net Assets
     Available for Plan Benefits:
        Guaranteed Investment Contracts, at
           Contract Value                                     $ 7,451,125               $ 9,368,121
        Nashua Common Stock Fund,
           at Fair Value                                        3,213,925                 3,995,146
        Mutual Funds, at Fair Value                            37,776,562                33,446,659
        Collective Investment Fund, at Fair Value              11,084,095                10,229,676
        Cash                                                      281,044                   531,900
        Employee Contributions Receivable                          48,897                   312,251
        Employer Contributions Receivable                          17,147                   110,343
        Participant Loans Receivable, at Fair Value             2,685,736                 2,608,847
                                                              -----------               -----------
     Net Assets Available for Plan Benefits                   $62,558,531               $60,602,943
                                                              ===========               ===========



                                                                           December 31,
                                                              -------------------------------------
                                                                  1996                      1995
                                                              -----------               -----------
Statement of Changes in Net Assets
     Available for Plan Benefits:
     Sources of Net Assets:
        Employee Contributions                                 $3,615,103               $ 4,406,498
        Employer Contributions                                  1,249,798                 1,520,574
        Investment Income                                       4,948,193                 2,762,262
        Net Appreciation of Investments                         1,591,827                 5,328,978
        Rollovers In                                               32,952                        --
        Loan Interest                                             208,324                   176,825
                                                              -----------               -----------
                                                               11,646,197                14,195,137
                                                              -----------               -----------

     Application of Net Assets:
        Plan Withdrawals                                        7,039,555                 4,355,061
        Net Depreciation of Investment                          1,236,846                 1,845,582
        Administrative Expenses                                    50,128                    29,644
        Rollovers Out                                           1,364,080                        --
                                                              -----------               -----------
                                                                9,690,609                 6,230,287

     Increase (Decrease) in Net Assets During
         the Year                                             $ 1,955,588               $ 7,964,850
                                                              ===========               ===========



The Master Trust purchased 69,700 and 36,300 common shares of Nashua Corporation at a total cost of $941,484 and $617,519 during 1996 and 1995, respectively. The Master Trust received $1,421,147 and $222,104 from the sale of 96,685 and 13,200 common shares of Nashua Corporation during 1996 and 1995, respectively.

NOTE 6 - BUSINESS CHANGES
-------------------------

Nashua Corporation's Tape Division was sold and its Cerion Technologies subsidiary was spun off through an initial public offering on May 20 and May 24 of 1996, respectively. At December 31, 1996 and December 31, 1995, participants of the Tape Division and Cerion Technologies had Plan assets of $7,018,694 and $54,586; $7,689,843 and $991,260, respectively. As of the respective sale dates, the participants had the option to take a distribution from the Plan or rollover into another qualified plan. Rollovers to a new plan maintained by Cerion Technologies amounted to $1,364,080, while distributions related to the sale of the Tape Division totaled $2,358,005.

NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned therunto duly authorized.


                                           NASHUA CORPORATION EMPLOYEES'
                                           SAVINGS PLAN



     Date:  July 14, 1997                  By /s/ Paul Buffum
                                              ----------------------------------
                                              Paul Buffum
                                              Nashua Corporation Vice President,
                                              General Counsel and Secretary

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 18, 1997 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1996 included with this Form 11-K. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 18, 1997 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for Specified Hourly Employees for the year ended December 31, 1996 included with this Form 11-K.



/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Boston, Massachusetts
July 11, 1997